UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30645 / August 6, 2013

_____

In the Matter of   :
                                                                        :
FlexShares Trust   :
Northern Trust Investments, Inc.   :
50 S. LaSalle Street   :
Chicago, IL 60603   :
                                                                        :
Foreside Fund Services, LLC   :
Three Canal Plaza   :
Suite 100   :
Portland, ME 04101   :
                                                                        :
 (812-14150)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

FlexShares Trust, Northern Trust Investments, Inc., and Foreside Fund Services, LLC filed an
application on April 12, 2013, and an amendment to the application on July 3, 2013, requesting
an order to permit certain exchange-traded funds to issue individual shares to investors
participating in a dividend reinvestment program. The order amends prior orders under sections
6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940 ("Act") that exempted
applicants from sections 2(a)(32), 5(a)(1), 12(d)(1)(A) and (B), 17(a)(1) and 17(a)(2), 22(d) and
22(e) of the Act and rule 22c-1 under the Act.[1]

On July 9, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30593). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in and consistent

---

[1]   Northern Trust Investments, Inc., Investment Company Act Release Nos. 29752 (Aug. 10, 2011) (notice)
        and 29782 (Sept. 6, 2011) (order); Northern Trust Investments, Inc., Investment Company Act Release
        Nos. 30045 (Apr. 24, 2012) (notice) and 30068 (May 22, 2012) (order); Northern Trust Investments, Inc.,
        Investment Company Act Release Nos. 30211 (Sept. 24, 2012) (notice) and (30240 (Oct. 23, 2012) (order).

.

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of FlexShares Trust, et al. (File No. 812-14150),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary